UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

JIAYUAN.COM INTERNATIONAL LTD.
(Name of Issuer)

Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

477374 102
(CUSIP Number)

Guodong Sun Vast Profit Holdings Limited Level 54, Hopewell Centre 183 Queen's Road East Hong Kong (+86) 130 1108 8716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Vast Profit Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,808,889
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,808,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,889(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Including 1,805,126 Ordinary Shares to be acquired by Vast Profit within 60 days pursuant to the Maysky Share Purchase Agreement (as discussed in Item 4 of this Schedule 13D).
(2)	Percentage calculated based on 49,930,944 Ordinary Shares outstanding as of March 2, 2015 as provided by the Company.

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Guodong Sun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,808,889
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,808,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,889(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Including 1,805,126 Ordinary Shares to be acquired by Vast Profit within 60 days pursuant to the Maysky Share Purchase Agreement (as discussed in Item 4 of this Schedule 13D).
(2)	Percentage calculated based on 49,930,944 Ordinary Shares outstanding as of March 2, 2015 as provided by the Company.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this "Schedule 13D") relates to the ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), including Ordinary Shares represented by American depositary shares (the “ADSs”), every two ADSs representing three Ordinary Shares, of the Company of Jiayuan.com International Ltd., a Cayman Islands exempted company (the "Company").

The Company’s principal executive office is located at 15/F, Anhua Development Building, No. 35 Anding Road, Chaoyang District, Beijing, the People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is jointly filed by Vast Profit Holdings Limited, a company incorporated under the laws of the Cayman Islands (“Vast Profit”), and Mr. Guodong Sun, a PRC citizen (“Mr. Sun”)(collectively, the "Reporting Persons"). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

The business address of each of Vast Profit and Mr. Sun is Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Mr. Sun is the sole shareholder and director of Vast Profit. The principal business of Vast Profit is investment holding.

Neither of the Reporting Persons has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price for the acquisition of Ordinary Shares pursuant to the Aprilsky Purchase Agreement (as defined below) was approximately US$28.7 million.  The funds used by Vast Profit to acquire such Ordinary Shares were from internal resources.

It is anticipated that the aggregate purchase price for the acquisition of Ordinary Shares pursuant to the Maysky Purchase Agreement (as defined below) will be approximately US$6.5 million. The funds to be used by Vast Profit to acquire such Ordinary Shares will be from internal resources.

It is anticipated that, at the price per ADS or per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$143.6 million will be required for the Proposed Transaction (as defined below). It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt and equity financing.

ITEM 4.	PURPOSE OF THE TRANSACTION

On February 6, 2015, Maysky International Limited, a company incorporated under the laws of the British Virgin Islands (“Maysky”), Mr. Fuping Yu and Vast Profit entered into a Share Purchase Agreement (the “Maysky Share Purchase Agreement”), pursuant to which Maysky agreed to sell to Vast Profit, and Vast Profit agreed to purchase from Maysky, 1,805,126 Ordinary Shares. The purchase price of the Ordinary Shares shall be the product of the ADS purchase price multiplied by ⅔, whereby the ADS purchase price shall be equal to the lesser of (x) the volume weighted average of the closing prices of the ADSs in the three-month period immediately prior to the date of closing and (y) the closing trading price of the ADS on the date of closing, subject to certain price limits (including a price floor of US$5.37 per ADS or US$3.58 per Ordinary Share). The consummation of the acquisition under the Maysky Share Purchase Agreement shall be no later than March 31, 2015.

On February 27, 2015, Aprilsky Ltd., a company incorporated under the laws of the British Virgin Islands (“Aprilsky”), Ms. Haiyan Gong and Vast Profit entered into a Share Purchase Agreement (the “Aprilsky Share Purchase Agreement”, together with the Maysky Share Purchase Agreement, the "Purchase Agreements"), pursuant to which Aprilsky agreed to sell to Vast Profit, and Vast Profit agreed to purchase from Aprilsky, 8,003,763 Ordinary Shares. The purchase price was US$3.58 per Ordinary Share. On March 2, 2015, the closing date under the Aprilsky Share Purchase Agreement, Vast Profit entered into a Deed of Adherence (the “Deed”) with the Company, pursuant to which Vast Profit shall be bound by the Shareholders Agreement by and among the Company and certain existing shareholders of the Company dated as of January 26, 2011 (the “Shareholders Agreement”) as if Vast Profit had been an original party to the Shareholders Agreement since the date thereof.

On March 3, 2015, Vast Profit submitted a preliminary non-binding proposal (the "Proposal") to the board of directors of the Company for the acquisition of all of the outstanding shares of the Company not already owned or will be owned by Vast Profit pursuant to the Purchase Agreements at US$5.37 in cash per ADS or US$3.58 per Ordinary Share (the "Proposed Transaction"). Vast Profit also stated in the Proposal that it is interested only in the Proposed Transaction, and that it does not intend to sell its shares in the Company. Vast Profit intends to finance the Proposed Transaction through a combination of debt and equity financing.

Vast Profit indicated in the Proposal that it is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type. The Proposal also provided that no binding obligation on the part of the Company or Vast Profit shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act.

The summaries of certain provisions of the Maysky Share Purchase Agreement, the Aprilsky Share Purchase Agreement, the Deed, the Shareholders Agreement and the Proposal in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, a copy of each is attached hereto as Exhibit 7.02, 7.03, 7.04, 7.05 and 7.06, respectively.

Except as indicated above, neither of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in Item 4 on this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)             With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

(c)                      Except as set forth in Item 4 above, neither of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d)                      Not applicable.

(e)                      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth and incorporated in Item 4 of the Schedule 13D is hereby incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated as of March 3, 2015.

Exhibit 7.02	Maysky Share Purchase Agreement, by and among Maysky, Mr. Fuping Yu and Vast Profit, dated as of February 6, 2015.

Exhibit 7.03	Aprilsky Share Purchase Agreement, by and among Aprilsky, Ms. Haiyan Gong and Vast Profit, dated as of February 27, 2015.

Exhibit 7.04	Deed of Adherence by and between the Company and Vast Profit dated as of March 2, 2015.

Exhibit 7.05
Shareholders Agreement by and among the Company and certain existing shareholders of the Company dated as of January 26, 2011 (incorporated by reference to Exhibit 4.4 of the Company's registration statement on Form F-1 (File No. 333-173619), as amended, initially filed with the Securities and Exchange Commission on April 20, 2011).

Exhibit 7.06	Proposal from Vast Profit to the Company's board of directors dated as of March 3, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2015

VAST PROFIT HOLDINGS LIMITED

By:	/s/ Guodong Sun
Name:	Guodong Sun
Title:	Director

GUODONG SUN

/s/ Guodong Sun